Exhibit 99.159
Blue Pearl Mining Ltd.
Management’s Responsibility for Financial Reporting
The consolidated financial statements are the responsibility of management. They have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, using management’s best estimates and judgments, where appropriate. Management is responsible for the reliability and integrity of the consolidated financial statements, the notes to the consolidated financial statements and other information contained in this Annual Report. In the preparation of these statements, estimates are sometimes necessary, as a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.
Management is also responsible for a system of internal control, which is designed to provide reasonable assurance that assets are safeguarded and accounting systems provide timely, accurate financial reports.
Management has designed disclosure controls and procedures to provide reasonable assurance and has evaluated the effectiveness of such controls and procedures as of December 31, 2005 and concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, which is composed of three independent directors. The Committee meets with management and the auditors to satisfy itself that responsibilities are properly discharged and to review the consolidated financial statements.
The consolidated financial statements have been audited on behalf of the shareholders of the Company by Wasserman Ramsay, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their report follows.

Ian J. McDonald	T. Derek Price
Chairman and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Toronto, Ontario
March 17, 2006

Auditors’ Report
To the Shareholders of Blue Pearl Mining Ltd.
We have audited the consolidated balance sheets of Blue Pearl Mining Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005 and six month period July 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the year ended December 31, 2005 and the six month period ending December 31, 2004 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Ontario
February 27, 2006
except for Note 13 which is at March 17, 2006

Blue Pearl Mining Ltd.
Consolidated Statements of Operations
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

		Year	Six months
		ended	ended
		December 31,	December 31,
	Note	2005	2004
Revenue
Dividend income		$—	$651,285
Interest income		154,818	—
Gain on sales of marketable securities	3	2,557	—

		157,375	651,285

Expenses
Davidson project exploration and development		2,602,094	—
General and administrative	8	1,653,050	171,040
Interest expense		—	8,795
Depreciation		3,414	361
Stock option expense	7	488,532	—
Intellectual property lawsuits		36,439	164
Write down of investment in Kinbauri Gold Corp.	3	—	135,450

		4,783,529	315,810

Net (loss) income		$(4,626,154)	$335,475

(Loss) income per share — basic and diluted		$(0.15)	$0.02

Weighted average number of shares outstanding		31,879,307	19,478,672

Blue Pearl Mining Ltd.
Consolidated Statements of Deficit
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

	Year	Six months
	ended	ended
	December 31,	December 31,
	2005	2004
Balance, beginning of period	$(4,267,142)	$(4,602,617)
Net (loss) income	(4,626,154)	335,475

Balance, end of period	$(8,893,296)	$(4,267,142)

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Consolidated Balance Sheets
December 31, 2005 and 2004
(Canadian dollars)

	Note	2005	2004
Assets
Current
Cash and cash equivalents		$7,778,404	$798,642
Marketable securities	3	22,178	—
Accounts receivable and prepaids		306,020	2,653

		8,106,602	801,295
Restricted cash		35,000	—
Investment in Kinbauri Gold Corp.	3	—	32,000
Property, plant and equipment	4	1,303,283	77,046

		$9,444,885	$910,341

Liabilities
Current
Accounts payable and accrued liabilities		$1,515,325	$109,296

Asset retirement obligations	5	217,546	—

Shareholders’ Equity
Warrants	7	783,066	—
Contributed surplus	7	516,139	27,607
Common shares	7	15,306,105	5,040,580
Deficit		(8,893,296)	(4,267,142)

		7,712,014	801,045

		$9,444,885	$910,341

The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board

(signed)	(signed)
Ian J. McDonald	Denis Arsenault
Director	Director

Blue Pearl Mining Ltd.
Consolidated Statements of Cash Flows
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

	Note	2005	2004
Operating activities
Net (loss) income		$(4,626,154)	$335,475
Items not affecting cash:
Depreciation		3,414	361
Stock option expense	7	488,532	—
Gain on sale of marketable securities	3	(2,557)	—
Write down of investment in Kinbauri Gold Corp.	3	—	135,450
Change in non-cash working capital	9	1,102,661	44,446

Cash (used in) generated by operating activities		(3,034,104)	515,732

Financing activities
Repayment of debentures		—	(200,000)
Common shares and warrants issued, net	7	11,048,590	400,000

Cash generated by financing activities		11,048,590	200,000

Investing activities
Proceeds from sale of marketable securities		12,381	—
Restricted cash		(35,000)	—
Property, plant and equipment		(1,012,105)	(75,000)

Cash used in investing activities		(1,034,724)	(75,000)

Increase in cash and cash equivalents		6,979,762	640,732

Cash and cash equivalents, beginning of year		798,642	157,910

Cash and cash equivalents, end of year		$7,778,404	$798,642

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
1. Nature of business
In 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”). The Company also changed its fiscal year end to December 31,2005. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with annual advance payments, dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and subsequently into production.
2. Significant accounting policies
a) Basis of consolidation
The consolidated financial statements include the accounts of Blue Pearl Mining Ltd. and its wholly owned subsidiaries.
b) Revenue recognition
Revenue from intellectual property lawsuits is recognized when the case is settled or a successful judgment is issued and collectability is reasonably assured. Revenue from judgments which are subject to appeal is recognized when the appeal has been disposed. Direct costs incurred on intellectual property lawsuits are expensed as incurred.
c) Exploration and development expenditures
Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.
d) Stock-based compensation plan
The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date.
e) Income taxes
The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.
f) Cash and equivalents
Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
g) Marketable securities
Marketable securities are carried at the lower of cost and market.
h) Property, plant and equipment
Property, plant and equipment including mineral property acquisition costs and asset retirement costs are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves. For corporate property, depreciation is charged to earnings on a declining balance basis over estimated useful life. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.
When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.
i) Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.
j) Foreign currency translation
The Company uses the temporal method to convert foreign currency denominated transactions under which current monetary assets and current monetary liabilities in foreign funds are translated to Canadian funds at the rate of exchange applicable at the balance sheet date and revenues and expenses in foreign funds are translated to Canadian funds using the actual average rate of exchange during the period.
k) Dividend policy
The Company previously had a dividend policy that called for the distribution to shareholders of a portion of net revenue received from any settlement or judgment of an intellectual property case. To date the Company has not paid any dividends. Effective with the change in business focus to mining the Company has repealed the above-noted dividend policy and has no current plans to pay dividends.
l) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.
m) Financial instruments
Financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
3. Investment in Kinbauri Gold Corp.
In 2004, dividends in the amount of $651,285 were received on the 773,003 Series B convertible preferred shares owned by the Company. During 2004 the investment was written down to $32,000 to reflect the estimated realizable value.
In 2005 the preferred shares were converted into 162,884 common shares. Subsequently, a decision was made to dispose of these shares and they were therefore classified as marketable securities. The company disposed of 50,000 shares in 2005 and the balance in early 2006. The market value of the shares held at December 31, 2005 was $29,350.
4. Property, Plant and Equipment

	2005	2004
Development property
Davidson Property, Canada
Acquisition costs	$1,059,447	$75,000
Asset retirement costs	217,546	—

	1,276,993	75,000

Corporate
Cost	36,185	8,527
Accumulated depreciation	(9,895)	(6,481)

	26,290	2,046

	$1,303,283	$77,046

In April 2005, the Company acquired 100% interest in the Davidson Property, a molybdenum deposit, for $1,025,000 in cash and other transaction costs of $34,449. In addition, annual advance royalty payments to the former owners are payable commencing in 2006 that will range from $100,000 to $500,000 per year depending on the world price of molybdenum, and a 2.75% net smelter royalty on future production. Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale.
5. Asset Retirement Obligations

	2005	2004
Balance, beginning of period	$—		$—
Liabilities incurred	217,546		—

Balance, end of period	$217,546	$

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
Davidson Property, Canada
This site is under development. Future undiscounted cash obligations, estimated by management to be approximately $335,000, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by development activities. The estimated cash flows were discounted using a credit adjusted risk free rate of 6.50%.
6. Convertible debentures
On December 9, 2003 the Company issued $200,000 in unsecured convertible debentures bearing interest at a rate of 10% per annum payable at the earlier of the conversion date and the maturity date of December 9,2004. The debentures were repaid in December 2004 without being converted.
7. Shareholders’ Equity
a) Common shares
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares in one or more series. The directors are authorized to fix the number of preference shares and their designation, rights, privileges and conditions attached to the shares of each series. No preference shares have been issued as of December 31, 2005.
A summary of the transactions in the common shares account in 2004 and 2005 is as follows:
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares in one or more series. The directors are authorized to fix the number of preference shares and their designation, rights, privileges and conditions attached to the shares of each series. No preference shares have been issued as of December 31, 2005.
A summary of the transactions in the common shares account in 2004 and 2005 is as follows:

	# shares	Amount
Balance June 30, 2004	19,259,000	$4,640,580
Private placement	4,000,000	400,000

At December 31, 2004	23,259,000	5,040,580
Options exercised	410,000	139,500
Private placements	19,410,382	11,316,895
Less: share issue costs	—	(1,190,870)

Balance December 31, 2005	43,079,382	$15,306,105

In December 2004 the company completed a private placement for 4,000,000 common shares at $0.10 per share for proceeds of $400,000.
In March 2005 the Company closed a brokered private placement of 13,833,667 units at $0.60, and 3,076,715 flow-through common shares at $0.65 for total gross proceeds of $10,300,065. Each non-flow through unit consists of one common share and one-half on one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 per share. The warrants issued in the private placement have been valued at $460,138. The agents of the offering were paid a cash commission of 7% of the gross proceeds and were granted 1,691,038 Agent’s warrants which are exercisable into common shares under the same terms as the warrants attached to the non-flow through units. The agents warrants have been valued at $299,895.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
In August 2005 the Company closed a brokered private placement of 2,500,000 units at $0.60 per unit for proceeds of $1,500,000. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.70 until March 22, 2007. The warrants issued under this private placement have been valued at $23,033.
In determining the value of the warrants attached to the above-noted private placements, a Black-Scholes option pricing model has been used with the following weighted average assumptions used dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 3.05% and expected life of 12 months.
b) Options
The Company has a common share purchase option plan (the “Plan”) for directors, officers, employees and consultants. Options granted under the Plan have a five-year term and vest immediately. Options are granted at a price no lower than the market price of the common shares at the time of the grant.
In determining stock-based compensation expense for 2004, the fair value of the options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield 0%, expected volatility of 50%, risk-free interest rate of 3.50% and expected life of 36 months.
In determining stock-based compensation expense for 2005, the fair value of the options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 3.05% and expected life of 36 months.
A summary of the Company’s options at June 30, 2004 and December 31, 2005 and the changes for the periods then ended are presented below:

		Weighted-
		Average
	Options	Exercise
	Outstanding	Price
At June 30, 2004	1,170,000	$0.29
Expired	(10,000)	0.40

At December 31, 2004	1,160,000	0.29
Granted	3,346,000	0.63
Exercised	(410,000)	0.34

At December 31, 2005	4,096,000	$0.57

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
The following table summarizes information about the options outstanding at December 31, 2005:

	Options
Exercise	outstanding	Remaining
Price	and exercisable	contractual life
$0.15	270,000	0.8 years
$0.28	100,000	0.8 years
$0.41	380,000	1.5 years
$0.70	1,070,000	4.4 years
$0.60	2,226,000	4.7 years
$0.73	50.000	4.9 years

	4,096,000	2.8 years

c) Warrants
A summary of the transactions in the warrants account in 2004 and 2005 is as follows:

	Number of
	Warrants	Amount
At June 30, 2004 and December 31, 2004	—	$—
Private placements	9,857,871	783,066

At December 31, 2005	9,857,871	$783,066

d) Contributed Surplus
A summary of the transactions in the contributed surplus account in 2004 and 2005 is as follows:

Amount
At June 30, 2004 and December 31, 2004	$27,607
Grant of stock options	488,532

At December 31, 2005	$516,139

8. Related party transactions and balances
Office administration fees of $275,272 (December 31, 2005 - $30,000) were incurred from Glencairn Gold Corporation, a company related through common directors and management, for rent and various office services. Included in accounts payable at December 31, 2005 is $26,750 (December 31, 2004 - $83,718) owing to this company.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
9. Supplementary cash flow information

	Year	Six months
	ended	ended
	December 31,	December 31,
	2005	2004
Change in non-cash working capital:
Accounts receivable	$(245,118)	$(962)
Prepaid expenses	(58,250)	—
Accounts payable and accrued liabilities	1,406,029	45,408

	$1,102,661	$44,446

Non-Cash Financing Activities:
Asset retirement obligations incurred	$217,546	$—

Non-Cash investing activities:
Asset retirement costs incurred	$217,546	—

Operating activities included the followings cash payments:
Interest paid	$—	$20,000

10. Income taxes
The Company has available approximately $7,134,400 in non-capital loss carry-forwards which can be used to reduce future taxable income in Canada. The potential benefit of these losses has not been recognized in these financial statements and will expire, if unused, as follows:

2006	$271,000
2007	1,443,000
2008	391,400
2009	1,056,000
2010	559,000
2014	1,461,000
2015	1,953,000

$7,134,400

The Company has future income tax assets (liabilities) on temporary deductible or taxable differences as follows:

	Year	Six months
	ended	ended
	December 31,	December 31,
	2005	2004
Non capital losses	$2,497,000	$1,523,000
Investments	47,400	47,400
Property, plant and equipment	2,700	2,700
Mining properties	908,000	—
Less: Valuation allowance	(3,455,100)	(1,573,100)

Future income tax recognized in the financial statements	$—	$—

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
11. Intellectual property lawsuits
The Company is winding down its patent litigation business but it has a remaining interest in the following intellectual property cases:
a. The UFIL Unified Data Technologies Ltd. Case
The Company originally agreed with UTDL to fund certain patent litigation in return for 50% of any revenues, after legal cost, derived from the litigation. The Company has since revised its agreement with UDTL such that it has no further financial or other obligations, and its revenue entitlement has been reduced to 15%.
b. The Carberry/Pordy Case
The Company entered into an agreement with Carberry Corporation and William T. Pordy M.D. (“Carberry/Pordy”) to assist in the enforcement of certain of Carberry/Pordy’s patents. The Company is entitled to receive 50% of any recovery from the lawsuit, including future licensing revenue or royalties, after legal costs. A jury verdict favourable to the Company was rendered in 2001 but was reversed pursuant to post-trial motions. A new trial occurred in 2005, at which time the Company was unsuccessful. An appeal has since been filed and the hearing of the appeal is anticipated later in 2006.
c. The Flex-rest/Ambrose Case
The Company entered into an agreement with Flex Rest and Frederic Ambrose (“Flex Rest/Ambrose”) to assist in the enforcement of certain patents. Litigation in 2004 was unsuccessful. A Flex-rest/Ambrose appeal was heard in February 2006 and the outcome should be known later in 2006. The Company has no further financial obligations in this litigation yet retains a 15% interest in any recovery, including future licensing revenue or royalties, after legal costs.
12. Contractual Obligations
The following table presents as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation:

	Payments due in
						2010
Description	Total	2006	2007	2008	2009	and later
Operating leases	$72,085	$42,340	$23,700	$6,045	$—	$—
Property payments	2,753,185	650,637	525,637	525,637	525,637	525,637
Administrative services	300,000	300,000	—	—	—	—
Site reclamation and closure	335,000	—	—	—	—	335,000

	$3,460,270	$992,977	$549,337	$531,682	$525,637	$860,637

Operating leases are for premises and equipment. Property payments are fees to maintain the claims and minimum payments under the Davidson Property purchase agreement assuming the molybdenum price remains at current levels. Administrative services are costs paid to Glencairn Gold Corporation for provision of office space and administrative services.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian Dollars)
13. Subsequent Events
a) Financings
In January 2006, the Company closed a private placement of 500,000 units at a price of $.80 per unit to raise gross proceeds of $400,000. Each unit is comprised of one common share and one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 until February 8, 2008. Each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 until February 8, 2008.
In March the Company entered into an agreement with a syndicate of agents to complete a private placement offering on a best efforts basis of up to 1,060,000 flow-through common shares at a price of $2.85 per flow-through share for total gross proceeds of up to $3,021,000. This financing is expected to close in April 2006.
Also, subsequent to year-end and up to March 16, 2006, the Company issued 2,841,720 shares on exercise of warrants and options for proceeds of $2,284,054.
b) Endako Memorandum of Understanding
In February 2006 the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, B.C.
Blue Pearl will build, at its expense, a milling circuit capable of processing 2,000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit.
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee.
The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.